Mail Stop 4561

January 30, 2009

Melanie Mroz
President and Chief Executive Officer
SouthPeak Interactive Corporation
2900 Polo Parkway
Midlothian, Virginia 23113

> **Re:** **SouthPeak Interactive Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 6, 2009**
> **File No. 333-154311**

Dear Ms. Mroz:

We have reviewed your amended filing and your responses and have the following comments.

Risk Factors

"We may be subject to claims for rescission or damages from our stockholders..." page 7

1. We note your response to comment 1 of our letter dated December 16, 2008 and the related risk factor disclosure on page 7. Expand the risk factor disclosure to state specifically that the continued existence of the corporation is inconsistent with the disclosure in your initial public offering prospectus and in your merger proxy. Please include a cross-reference to the business section where your continued corporate existence is discussed.

2. You have not included in the notes to your financial statements and/or in Management's Discussion and Analysis of Financial Condition and Results of Operations any discussion of contingent liabilities associated with the potential claims from your stockholders for rescission or damages. Please advise.

We may be subject to discipline pursuant to Section 14 of the Securities Exchange Act of 1934…" page 8

3. Please tell us how you were able to state, in your recent periodic reports, that your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities

Exchange Act of 1934, were effective, given the fact that you admittedly failed to file a required information statement.

Business, page 39

4. The disclosure in your initial public offering prospectus, which was authorized by your board of directors, stated "If we are unable to consummate a business combination with a target business within the prescribed time period, we will be forced to liquidate." Similar disclosure appears throughout the proxy statement/prospectus which you distributed to your stockholders in connection with the proposed merger with SouthPeak. Modify your disclosure in this section to explain that, subsequent to your presentation of the merger proposal to your stockholders, your board of directors reinterpreted Article Fifth (C) of your charter to mean that the requirement to liquidate was automatically eliminated following April 25, 2008. You should address the fact that this interpretation would appear to require the nearly instantaneous liquidation of your company in order for the provision to have any meaning, and disclose to investors your conclusion as to whether liquidation under this time frame would have been a legal possibility under Delaware law. You should also revise your disclosure to prominently address any potential adverse consequences of this course of action.

5. Given your board's interpretation of Article Fifth (C) of your charter as permitting the continued existence of your company following the failure to consummate a business combination prior to the termination date, confirm that counsel will be able to submit an unqualified legality opinion, and advise us as to the form that such opinion will take.

6. Disclose what consideration the board of directors gave to the fact that the Class B common stockholders appear to have participated, without their knowledge, in the creation of an acquisition vehicle for use by the common stockholders. If the board of directors did not consider the interests of the Class B common stockholders in this regard, state this clearly, and explain why the board of directors did not do so.

Form 10-Q for Fiscal Quarter Ended September 30, 2008

Item 4T. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

7. You state that your Chief Executive Officer and your Chief Financial Officer concluded that you disclosure controls and procedures were "effective to ensure that the information required to be disclosed by [you] in this quarterly report on Form 10-Q was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and Form 10-Q." This definition is more limited than the definition provided for in Rule 13a-15(e) under the Securities Exchange Act of 1934. See

Item 307 of Regulation S-K. Your effectiveness conclusions should also address whether your disclosure controls and procedures were effective in ensuring that information required to be disclosed by you in reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please provide us with a representation as to whether your disclosure controls and procedures were effective in this regard during the relevant period and confirm that in future filings, where you include a definition of disclosure controls and procedures, you will provide the full definition.

8. We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please provide us with a representation stating, if true, that your disclosure controls and procedures are <u>designed to provide reasonable assurance</u> of achieving their objectives. In addition, please confirm that you will clarify your disclosure in this regard in future filings. Please refer to Section II.F.4 of SEC Release No. 34-47986.

Please direct all questions to Maryse Mills-Apenteng, Staff Attorney, at 202-551-3457 or, in her absence, to me at 202-551-3503. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at 202-551-3735.

Sincerely,

David L. Orlic
Special Counsel

cc: <u>Via facsimile: 703-749-1301</u>
        Mark J. Wishner, Esq.
        Greenberg Traurig, LLP